KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended March 31,
	2008	2007
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	251.0	231.0
Add: Incremental units under contracts to issue units depending on the market price of the units at a future date	251.0	0.3
Assuming dilution	251.0	231.3

Calculation of Limited Partners’ interest in Net Income (Loss):
Income from Continuing Operations	$346.2	$(156.6)
Less: General Partner’s interest in Income from Continuing Operations	(187.4)	(136.0)
Limited Partners’ interest in Income (Loss) from Continuing Operations	158.8	(292.6)
Add: Limited Partners’ interest in Income from Discontinued Operations	0.5	7.0
Limited Partners’ interest in Net Income (Loss)	$159.3	$(285.6)

Basic Limited Partners’ Net Income (Loss) per unit:
Income (Loss) from Continuing Operations	$0.63	$(1.27)
Income from Discontinued Operations	$—	$0.03
Net Income (Loss)	$0.63	$(1.24)

Diluted Limited Partners’ Net Income (Loss) per unit:
Income (Loss) from Continuing Operations	$0.63	$(1.27)
Income from Discontinued Operations	$—	$0.04
Net Income (Loss)	$0.63	$(1.23)